Exhibit 23.1

GARRIGUES
ABOGADOS ASESORES TRIBUTARIOS

February 14, 2008

To:	BBVA International Preferred, S.A. Unipersonal (hereinafter, the “Company”) and Banco Bilbao Vizcaya Argentaria, S.A. (hereinafter, the “Bank”).

Dear Sirs,

We have acted as the Spanish Legal counsel to the Company and the Bank in connection with the exchange by the Company of an aggregate of 600,000 of Fixed-to-Floating Rate Non-Cumulative Guaranteed Preferred Securities (partipaciones preferentes), Series C, par value U.S. $1,000 per security (the “Exchange Preferred Securities”) issued by the Company for up to 600,000 existing Series C Fixed-to-Floating Rate Non-Cumulative Guaranteed Preferred Securities (the “Restricted Preferred Securities”), par value U.S. $1,000 per security, initially purchased by Lehman Brothers Inc. (the “Initial Purchaser” under the purchase agreement dated as of March 29, 2007 (the “Purchase Agreement”) entered into by the Company, the Bank and the Initial Purchaser.

Attached hereto is a copy of our opinion dated February 11, 2008 delivered as Exhibit of Form F-4 (the “Prospectus”) issued in relation to the Exchange Preferred Securities under the Securities Act of 1933 (the “Original Opinion”). Terms in this letter which first letter is capitalized shall have the same meaning as that which is provided under the Original Opinion.

According to the above, we hereby consent to the filing of the Original Opinion as an exhibit to the Prospectus and to the references to our name under the heading “Validity of the Exchange Series C Preferred Securities” in the Prospectus. In giving such consent we do not admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act.

Yours sincerely,

GARRIGUES Abogados y Asesores Tributarios

/s/ GARRIGUES Abogados y Asesores Tributarios